SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

February 5, 2002

IFCO SYSTEMS N.V.
(Translation of registrant's name into English)

Rivierstaete, Amsteldijk 166
1079 LH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):            N/A.

Ad Hoc Disclosure

The ad hoc disclosure dated February 5, 2002, and filed by the registrant with the Frankfurt Stock Exchange on February 5, 2002, regarding the delay of the registrant's sale of the assets of its industrial container services business, is attached to this report as Appendix A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IFCO SYSTEMS N.V. (Registrant)

Date: February 13, 2002	By:	/s/ Michael W. Nimtsch
Michael W. Nimtsch Senior Executive Vice President and Chief Financial Officer

APPENDIX A

IFCO Systems Updates Industrial Container Sale

Ad-hoc-announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.

Amsterdam, February 5, 2002 - IFCO Systems N.V. ('IFCO Systems,' 'IFCO' or the 'Company'), a global leader in round-trip logistic systems and services, said today that the previously announced sale of its industrial container services business has been delayed. This delay is primarily due to environmental issues surrounding the Acme Barrel Facility, a drum reconditioning facility in Chicago, Illinois. Representatives of IFCO's drum reconditioning businesses are currently negotiating with the City of Chicago to resolve the issues affecting the continued operations of the Acme facility. Assuming these negotiations are successful, the Company's management anticipates an agreement that requires, among other things, an accelerated schedule for relocating Acme's Chicago facility. In addition, IFCO Systems is in final negotiations with an affiliate of Cardinal Investment Company, Inc. - the buyer of the industrial container services business - regarding revisions to the terms of the transaction to address the impact on Acme's business resulting from these issues. The deal was initially scheduled to close in December 2001, with a drop-dead date of January 31, 2002, which has now been extended to March 2, 2002.

Contact:
Gabriela Sexton
Investor Relations
IFCO Systems N.V.
Zugspitzstrasse 15
82049 Pullach - Germany
+49 89 744 91 223
email: Gabriela.Sexton@ifco.de

end of ad-hoc-announcement (c)DGAP 05.02.2002

WKN: 932117; ISIN: NL0000232940; Index:
Listed: Amtlicher Handel in Frankfurt (SMAX); Freiverkehr in Berlin, Bremen,
Düsseldorf, Hamburg, München, Stuttgart